FORM 6-K


             SECURITIES AND EXCHANGE COMMISSION


                   Washington, D.C. 20549


                  Report of Foreign Issuer

             Pursuant to Rule 13a-16 or 15d-16 of
             The Securities Exchange Act of 1934


                     Northern Rock plc
       (Translation of registrant's name into English)


                    Northern Rock House
                        Gosforth
                    Newcastle upon Tyne
                         England
                         NE3 4PL
           (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


               Form 20-F..X.. Form 40-F.....



Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                     Yes ..... No ..X..


                          INDEX

Document

No.  1                    Preliminary Results dated 28th January 2004


28 January 2004

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                    Page 1

Northern Rock plc today issued its preliminary results for the year ended 31 December 2003.


                                   HIGHLIGHTS

Profits

-Record pre tax profits of GBP386.8 million - an increase of 18.6%

-Cost ratios improved - cost to income 29.8% and cost to assets under management 0.41%

Shareholder Value

-Return on equity up to 21.1%

-Earnings per share 66.6p - an increase of 19.8%

-Total dividend per share 23.3p - an increase of 15.3%


Operating Performance

-Assets under management of GBP52.0 billion - an increase of 24.0%

-Record gross lending of GBP17.3 billion - an increase of 37.6%

-Record net lending of GBP8.5 billion - an increase of 27.1%

-Share of UK net mortgage lending of 8.2%

-Number of mortgage accounts in arrears reduced - half of industry average

Social Responsibility

-The Northern Rock Foundation supporting charitable causes to receive
 GBP19.3 million


Adam J Applegarth, Chief Executive, said:

"In 2003 we delivered against all of our strategic targets and maintained our momentum as a growth story. Assets under management reached GBP52.0 billion by the end of the year, growth of 24.0%. Earnings per share grew by 19.8% and we delivered a return on equity of 21.1%.

Although the housing market is set to be quieter in 2004, gross mortgage lending will continue to be strong given the continued low interest rate environment and particularly the ability of customers to re-mortgage without incurring penalties. These conditions, together with our strong customer retention stance, our relatively small size and our industry leading low costs will enable Northern Rock to achieve its targeted volumes of lending.

Our ability to fund from a range of well diversified sources together with our continued investment in people, systems and premises underpins our confidence in our ability to continue to meet strategic targets during 2004 and beyond."

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                         Page 2
Overview

During 2003 Northern Rock delivered against its strategic targets with encouraging reported and underlying figures. By concentrating on our chosen business areas of residential loans, secured commercial lending and personal credit we grew our assets and profits to record levels. Assets under management growth at 24.0%, underlying pre-tax profit growth at 18.1% and return on equity at 21.1% are all at the top of our strategic target ranges.

Growth continues to be supported by our diversified sources of funding. Our retail funding franchise remains strong and we have further developed our non-retail funding in international markets. We remain a major participant in the global residential mortgage securitisation markets, which will continue to be important in the achievement of our future growth plans.

During 2003 we announced the next GBP30 million phase of our Head Office expansion and the acquisition of additional new premises at our administrative site in Sunderland. This, together with continued investment in people, systems and processes, will provide the capacity we require to achieve our lending volume objectives.

Lending

During 2003 Northern Rock achieved record levels of total lending. Total gross lending was GBP17,315 million, an increase of 37.6% (2002 - GBP12,584 million), with total net lending of GBP8,514 million, an increase of 27.1% (2002 - GBP6,697 million). Prospects for 2004 are good, with an opening pipeline of GBP3.9 billion (2003 opening - GBP3.5 billion). January 2004's applications are running at 20% ahead of the same period last year.

The residential lending market remained buoyant during 2003 with record levels of both gross and net lending. House price inflation finished the year at around 15%, down from 25% seen in the previous year. Although the small decrease in bank base rates was reversed, the low interest rate environment continued and affordability in terms of debt servicing costs remained good. In addition, realistic credit assessment continued to provide safeguards for Northern Rock against the dangers of borrowers overstretching their finances. Competition remained strong throughout the year, mainly from established lenders.

We achieved gross residential lending of GBP15,212 million (2002 - GBP10,524 million) and net residential lending of GBP7,861 million (2002 - GBP5,707 million), representing increases of 44.5% and 37.7% respectively. For the first eleven months of the year our market share of gross residential lending was 5.6% and our market share of net residential lending was 8.2%. Our share of redemptions in the first eleven months was 4.1%, significantly lower than our estimated closing share of mortgage stock of 4.8%. This was due to our retention process and our transparent policy allowing existing customers, subject to contractual terms, to transfer their loan to any product available to new borrowers.

Despite strong growth in new lending, our risk profile has improved. The proportion of lending to first time buyers reduced to 23% (2002 - 26%) with 77% of new customers having a proven payment track record. The average Loan to Value ratio ("LTV") of new lending in 2003 remained similar to 2002 at around 75%, with an improved 71% (2002 - 61%) of new lending below 90% LTV. The average indexed LTV of our mortgage book is now 55%, providing strong cover in the event of default. We have minimal exposure to large loans with only around 4 % of new loans over GBP500,000 and we maintained an excellent geographic spread of lending.

We offer customers a wide range of innovative and attractive products including lifestyle products and price-led products. Our "together" family of products, which combines a secured and unsecured loan at one interest rate and one monthly payment, remained popular. Gross lending of "together" products amounted to GBP4.0 billion of which GBP3.5 billion were advances secured on residential property representing 25% of new residential lending, excluding further advances, an increase over the first half proportion of 22%. Outstanding balances of "together" mortgages remained a constant proportion of our mortgage portfolio throughout 2003, and as house price growth slows and first time buyers return to the market we expect it to gently increase.

Home Equity Release Mortgages ("HERM"), aimed at homeowners aged over 60 who wish to utilise equity in their homes to improve their quality of life, accounted for GBP474 million of new residential lending, an increase of 75% compared with 2002. In total our lifestyle products, which are margin enhancing, represented around 30% of our gross new residential lending.

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                         Page 3
Lending (continued)

Of our traditional price-led mortgage products, fixed-rate mortgages remained the most popular with 46% of total new lending accounted for by short term fixed products, up to two years, and 10% by longer term fixes up to a maximum of seven years. As fixed rate pricing increased during the second half of the year, in line with swap rates, demand for discount and tracker products noticeably increased. This resulted in fixed rate lending being less than 50% of new mortgage lending in the second half of 2003, compared with 62% in the first half of the year.

Given the economic background, we have remained cautious in the expansion of our commercial lending portfolio. Gross lending in the second half of the year was similar to the first half, resulting in gross lending for the year of GBP409 million (2002 - GBP406 million). An increase in redemptions in the second half resulted in moderate net advances of GBP84 million for the full year (2002 - GBP196 million).

In the first half of 2003 growth of our personal credit portfolios was deliberately constrained. In addition, in the first half we improved the risk profile of our personal credit portfolios following the sale of our GBP217 million credit card book. In the second half, we were able to increase our volume of gross lending at the same time as constraining redemptions, resulting in an overall growth in outstanding balances. During 2003 gross unsecured lending amounted to GBP1,694 million (2002 - GBP1,654 million) with net lending of GBP569 million (2002 - GBP794 million). At 31 December 2003 our unsecured lending balances were GBP3,293 million (2002 - GBP2,941 million) of which 48.7% (2002 - 48.9%) represented "together" unsecured advances.

Arrears and Possessions

The arrears position of our residential mortgage book has further improved despite the growth in mortgages under management. At 31 December 2003 there were 2,414 (2002 - 2,737) accounts three months or more in arrears representing only 0.45% (2002 - 0.56%) of all mortgage accounts, less than half the UK average at 30 June 2003 of 0.96%. The "together" secured advances default performance has also remained robust as the portfolio matures, with three months plus arrears at 0.77% at 31 December 2003 (2002 - 0.74%) which is also significantly below the UK average for all mortgages. At 31 December 2003 179 properties were in possession compared with 170 at the end of 2002.

Other loan portfolios continue to perform extremely well, with only 0.53% of our commercial loans (2002 - 0.60%) and 0.98% of our personal unsecured loans (2002
- 1.30%) three months or more in arrears. The "together" unsecured loans continued to perform better than traditional personal unsecured loans with only 0.80% three months or more in arrears at 31 December 2003 (2002 - 0.69%).

Retail Funding

Total retail deposit balances for the year increased by GBP1,007 million to GBP16.3 billion (2002 - GBP15.3 billion), an increase of 6.6%. This increase comprised a net inflow of retail funds for the year of GBP578 million plus interest credited of GBP429 million.

The funding during the year was largely due to flows of new funds into our Tracker Online account, ISAs and fixed rate bonds. These are all contractual accounts where the transparency of terms and conditions provides clarity for the customer and less volatility for us to manage. On-line balances, including those off-shore, now account for over GBP3.1 billion of our retail deposit base.
Balances in our Ireland based operation have risen to GBP531 million, with GBP1,875 million in our Guernsey based off-shore vehicle.

Non-Retail Funding

Total net non-retail funding for the year amounted to GBP3,317 million with balances at 31 December 2003 amounting to GBP17.0 billion (2002 - GBP13.7 billion). Our non-retail funding provides a balanced mixture of short and medium term funding with increasing diversification of our global investor base. In July 2003 Moody's confirmed an upgrade to our long-term credit rating from A2 to A1, which will further benefit diversification and the cost of funding.

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                         Page 4
Non-Retail Funding (continued)

During 2003 several notable transactions were successfully concluded, contributing to the GBP3.6 billion of medium term funds raised during the year. We completed the first benchmark senior fixed rate Euro transaction for a single A rated UK financial institution raising EUR750 million. In October 2003 we raised US$600 million of Floating Rate Notes achieving 40% placement with Asian investors. In May 2003 we signed a GBP750 million syndicated revolving loan facility which at the time was the largest plain vanilla term facility ever established by a UK financial institution. Already in 2004 we have raised GBP1.5 billion through our US and Euro Medium Term Note programmes.

We intend, subject to market conditions and regulatory approval, to strengthen our funding this year with the introduction of a covered bond programme.

Securitisation

Funding through securitisation has remained an integral part of Northern Rock's funding strategy. During 2003 three issues were completed raising GBP7.7 billion. Diversification of our investor base has continued with over 70% of the securitised bonds in 2003 being issued in Continental Europe and the United States. The characteristics of the mortgages securitised, in terms of product type, LTV and geographic distribution remain similar to those of our on-balance sheet mortgages, ensuring that we are maintaining the quality of our balance sheet. On a comparable basis, the average rate of interest earned on our on-balance sheet mortgages is a few basis points more than on the securitised mortgages; primarily reflecting the retention of higher margin HERM loans and pre-1995 loans on-balance sheet.

At 31 December 2003 assets under management subject to securitisation amounted to GBP15.7 billion (2002 - GBP9.8 billion), representing 36% (2002 - 29%) of our total lending portfolios.

Already in the current year we have completed a very well received GBP3.5 billion securitisation of residential mortgages. Our programmes will continue to be developed with further issues during 2004.

Assets

Assets under management, including assets subject to securitisation, at 31 December 2003 amounted to GBP52.0 billion, an increase of 24.0% compared with GBP41.9 billion at 31 December 2002. The balance sheet (which shows the securitised bonds as a deduction from assets) grew by 13.8% to GBP37.2 billion.

Treasury

Our Treasury operation is not a separate profit centre and does not operate trading portfolios. It continues to raise wholesale funds, manage interest rate and currency risks, and manage a portfolio of investments primarily for liquidity purposes. At 31 December 2003, 97% (2002 - 96%) of our Treasury investment portfolios comprised assets which are rated single A or better. There is no exposure to emerging markets or non-investment grade debt.

Total Income and Margins

Total reported income in 2003 amounted to GBP659.7 million (2002 - GBP561.0 million), an increase of 17.6%. Excluding the surplus on the sale of the credit card portfolio of GBP7.3 million, underlying total income amounted to GBP652.4 million an increase of 16.3%. On the same basis, total income as a proportion of mean total assets at 1.87% improved slightly compared with the 1.85% reported in the first half of 2003 and shows only a slight reduction from 1.90% for 2002. The ratio of underlying total income to mean total assets under management at 1.39% for the year was stable compared with 1.38% for the first half of the year as expected, having eased from 1.54% in 2002 following the rapid growth in assets under management.

Group interest margin and spread are calculated by taking into account all interest recorded in the profit and loss account including that relating to securitised assets and liabilities. Similarly, average interest earning assets and liabilities include those on-balance sheet and those subject to securitisation. In 2003 interest margin and spread were 0.97% and 0.90% respectively compared with 1.00% and 0.92% in the first half of the year (2002 - 1.09% and 0.99%). During the second half of 2003 spreads on lending were stable compared

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                         Page 5
Total Income and Margins (continued)

with the first half, consistent with the mix of lending volumes. Liability spreads were, however, adversely affected by the relationship between money market interest rates and bank base rate resulting in a net increase in our cost of funding. The differential in rates is expected to return to more normal levels in the current year as evidenced by the reduction in swap rates towards the end of 2003 and reductions in money market rates seen in early 2004.

We continue to generate strong income flows from the sale of third party insurance products and lending fees, both of which are linked to growth in volumes of new lending business.

Expenses

Total operating expenses amounted to GBP199.9 million. Excluding one off costs of GBP5.6 million relating to the closure of certain branches, underlying operating expenses amounted to GBP194.3 million (2002 - GBP169.0m).

Underlying costs in 2003 include the effects of head office expansion, extra resources in our enhanced retention programme, the costs of running the Legal & General banking operations acquired in 2002 as well as additional pension and national insurance costs.

During 2003 underlying operating expenses increased by 15.0%, assets under management increased by 24.0% and underlying total income by 16.3%. We have again achieved our strategic objectives of growing our underlying cost base at no more than one half to two thirds the growth in assets under management and less than the growth in total income. As a result, our underlying cost to income ratio fell to 29.8% (2002 - 30.1%) and our underlying ratio of cost to assets under management fell to 0.41% (2002 - 0.46%).

Social Responsibility - The Northern Rock Foundation

Northern Rock donates 5% of pre tax profit to The Northern Rock Foundation under a deed of covenant. Such donations are used to support community and charitable causes mainly in the North East of England and Cumbria. The donation from 2003 profits amounts to GBP19.3 million (2002 - GBP16.3 million), resulting in almost GBP100 million having been distributed since its inception in 1997 as an integral part of Northern Rock's conversion to a plc.

Provisions

The charge for provisions for bad and doubtful debts amounted to GBP48.7 million for the year (2002 - GBP43.1 million) representing 0.19% of mean advances to customers (2002 - 0.19%). The combination of high quality lending, low interest rates, low arrears and strong house price inflation have continued to contain the levels of specific provisions required for residential mortgages. Provisions for the other secured lending portfolio have been maintained consistent with performance and expected economic conditions for this sector.

The growth in provision balances against our personal credit portfolios reflects growth in balances, the maturing nature of the portfolios and our continued prudent provisioning policy. As a result, general provisions as a proportion of total provision balances for these portfolios increased to 51% (2002 - 38%) and total provision cover increased to 1.70% (2002 - 1.64%). Total provisions against our personal credit portfolios are considered appropriate given the potential risks facing this sector.

Taxation

The effective tax rate for the year was 29.0% (2002 - 29.6%) which is at the lower end of our anticipated range of 29.0% to 30.0% in the medium term. The effective rate reflects prior year adjustments together with a benefit resulting from the favourable tax treatment of shares maturing under employee share schemes.

                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                         Page 6
Profits and EPS

Reported profit before tax for the year amounted to GBP386.8 million (2002 - GBP326.2 million) an increase of 18.6%. On an underlying basis, excluding the non-recurring items (see note 10) profit before tax increased by 18.1% to GBP385.2 million. Within this figure is GBP4.0 million of profit from the credit card business earned prior to its sale in the first half of 2003.

Reported profit after tax for the year amounted to GBP274.6 million (2002 - GBP229.7 million) an increase of 19.5%. On an underlying basis profit after tax increased by 19.1% to GBP273.5 million, generating an underlying return on equity of 21.1% (2002 - 20.2%).

Reported earnings per share grew to 66.6p in 2003 (2002 - 55.6p) an increase of 19.8%, with underlying earnings per share growing 19.2% to 66.3p.

Dividends

The interim dividend paid in October 2003 was 7.5p per share. The proposed final dividend of 15.8p per share is payable on 28 May 2004 to shareholders on the register on 30 April 2004. This results in a total dividend payable for the year of 23.3p per share (2002 - 20.2p), an increase of 15.3%.

Capital

At 31 December 2003 total capital amounted to GBP2,814 million resulting in a total capital ratio of 14.3%, comfortably above regulatory and internal requirements. Tier 1 capital was GBP1,832 million and the Tier 1 ratio 9.3%. The comparable ratios at 31 December 2002 were 15.5% and 9.4% respectively.

As from the beginning of 2004, we have in place the systems to capture the data for credit risk under Pillar I of Basel II. During 2004 we will fully integrate them within our business operations. Also during 2004 we will address the requirements of Pillar II and complete our assessment of our approach to Operational Risk. Our low risk balance sheet means that we expect to achieve significant reductions to the levels of our total regulatory risk weighted assets for credit exposures compared to current levels. This should result in future capital efficiencies.

Outlook

Our strategy of combining competitive products, effective distribution and efficient customer service, driven off a low unit cost base works well. We will continue to develop our business so that it remains highly focused, resilient and expandable to meet our growth aspirations.

We expect the housing market to slow but activity will be underpinned by relatively low interest rates, continuing low levels of unemployment, a restricted supply of new housing stock and a limited amount of alternative forms of housing tenure apart from owner-occupation. The attractive pricing for customers and the removal of overhanging redemption charges by lenders should ensure that levels of remortgaging will offset the slowdown in the housing market. This should enable us to achieve our strategic growth range of 15% - 25% in high quality, low risk, assets under management.

We are focused, we have a unit cost advantage, we retain existing customers well and we are increasingly good at attracting new loans. Our broad funding platform, efficient distribution network and continued investment in buildings, systems and people will enable us to originate and service increased volumes of profitable business. We are well placed to continue to deliver strong growth in high quality, low risk assets and thereby enhance shareholder value.



                       NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                        Page 7
                              FINANCIAL HIGHLIGHTS


                                                        2003        2002
                                                        GBPm        GBPm

Key Performance Figures

Gross lending                                         17,315      12,584
Net lending                                            8,514       6,697
Loan balances acquired                                     -       1,544
Increase in retail deposit balances                    1,007         773
Retail deposit balances acquired                           -       1,193
Net non-retail funding                                 3,317       3,232
New securitisation issues                              7,730       5,668

Key Ratios - Balance Sheet                                 %           %

Growth in assets under management                      24.0%       34.7%
Balance sheet asset growth                             13.8%       23.7%
Growth in risk weighted assets                         14.2%       17.0%
Total capital ratio                                    14.3%       15.5%
Tier 1 ratio                                            9.3%        9.4%


Key Ratios - Profit and Loss          Underlying    Reported    Reported
                                               %           %           %

Total income : mean total assets           1.87%       1.89%       1.90%
Total income : mean assets under           1.39%       1.40%       1.54%
  management
Interest margin                            0.97%       0.97%       1.09%
Interest spread                            0.90%       0.90%       0.99%
Cost to income ratio                       29.8%       30.3%       30.5%
Cost to asset ratio                        0.56%       0.57%       0.58%
Cost to assets under management            0.41%       0.43%       0.47%
  ratio
Provision charge as a % of mean            0.19%       0.19%       0.19%
  advances to customers
Pre tax profit growth                      18.1%       18.6%       18.0%
Effective tax rate                         29.0%       29.0%       29.6%
Post tax profit growth                     19.1%       19.5%       19.1%
Post tax return on mean equity             21.1%       21.1%       20.2%
Post tax return on mean assets             0.78%       0.79%       0.78%
Post tax return on mean assets under       0.58%       0.58%       0.63%
  management

Shareholder Information                  p/share     p/share     p/share

Earnings per share                         66.3p       66.6p       55.6p
Fully diluted earnings per share           65.8p       66.0p       55.1p
Dividend per share                         23.3p       23.3p       20.2p

Notes

Underlying ratios in 2003 exclude the effects of the surplus on disposal of the credit card portfolio and non-recurring costs associated with the closure of certain branches. A reconciliation of reported and underlying profits for 2003 is set out in note 10.

On an underlying basis, 2002 cost ratios excluding the effect of GBP2.3 million non-recurring costs incurred in relation to the acquisition of the banking subsidiaries of Legal & General are: cost to income ratio 30.1%, cost to asset ratio 0.57% and cost to assets under management ratio 0.46%.

Assets under management are defined as total balance sheet assets plus non-recourse finance.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                        Page 8
                        FINANCIAL INFORMATION

                 CONSOLIDATED PROFIT AND LOSS ACCOUNT

                                    Note                2003          2002
                                                  (Unaudited)     (Audited)
                                                              (As Restated)
                                                        GBPm          GBPm

Interest receivable
interest receivable and similar                        159.1         164.0
 income arising from debt securities
other interest receivable and                        1,279.9       1,238.3
  similar income
securitisation interest receivable    1a               696.0         415.3
securitisation interest payable       1a              (538.3)       (323.7)
                                                     1,596.7       1,493.9

Interest payable                                    (1,164.8)     (1,117.2)
Income from equity shares and                           18.8          14.5
  variable yield securities
Net interest income                   3                450.7         391.2

Fees and commissions receivable                        216.9         186.3
Fees and commissions payable                           (43.1)        (28.8)
Other operating income                                  27.9          12.3
Surplus on sale of credit card        9                  7.3             -
  portfolio
Total other income                    5                209.0         169.8

Total income                          2                659.7         561.0

Administrative expenses
  operating                           6               (177.8)       (156.0)
  non-recurring                       6                 (5.6)         (2.3)
  covenant to The Northern Rock                        (19.3)        (16.3)
  Foundation
Total administrative expenses                         (202.7)       (174.6)

Depreciation and amortisation
 tangible fixed assets                6                (16.5)        (13.0)
 goodwill                                               (3.6)         (1.5)
Total depreciation and                                 (20.1)        (14.5)
  amortisation
Operating expenses                                    (222.8)       (189.1)

Provisions for bad and doubtful       7                (48.7)        (43.1)
  debts

Amounts written off fixed asset                         (1.4)         (2.6)
  investments

Profit on ordinary activities                          386.8         326.2
  before tax

Tax on profit on ordinary                             (112.2)        (96.5)
  activities

Profit on ordinary activities                          274.6         229.7
  after tax

Dividends                                              (96.3)        (83.4)

Profit retained for the period                         178.3         146.3

Earnings per share                  11                 66.6p         55.6p
Underlying earnings per share       11                 66.3p         55.6p

Fully diluted earnings per share    11                 66.0p         55.1p
Underlying fully diluted earnings   11                 65.8p         55.1p
  per share


There were no material gains or losses other than the profit shown above in either year.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                       Page 9
                      CONSOLIDATED BALANCE SHEET
                                    Note               2003           2002
                                                 (Unaudited)      (Audited)
                                                              (As Restated)
                                                       GBPm           GBPm

Assets

Cash and balances at central banks                     11.6           10.7
Loans and advances to banks                         3,450.2        2,523.5

Loans and advances to customers     1b             27,355.8       24,365.0
  not subject to securitisation
Loans and advances to customers     1b,14          15,678.7        9,841.2
  subject to securitisation
Less: non-recourse finance          14            (14,832.4)      (9,254.6)
                                    13             28,202.1       24,951.6

Debt securities                                     4,185.5        3,850.6
Equity shares and other variable                      410.8          414.7
  yield securities
Intangible fixed assets                                30.7           34.3
Tangible fixed assets                                 179.1          152.7
Other assets                                          125.4          124.4
Prepayments and accrued income                        564.8          602.7

Total assets                                       37,160.2       32,665.2

Liabilities

Deposits by banks                                   1,461.5        1,205.2
Customer accounts                   15             18,797.3       17,944.3
Debt securities in issue                           13,060.1        9,846.0
Other liabilities                                     339.6          393.8
Accruals and deferred income                          475.3          443.4
Provisions for liabilities and                         19.0            3.4
  charges
Subordinated liabilities                            1,119.5        1,119.5
Reserve capital instruments                           300.0          300.0
Tier one notes                                        200.0          200.0
Total subordinated liabilities                      1,619.5        1,619.5

Called up share capital                                123.9         123.9
Share premium account                                    6.8           6.8
Capital redemption reserve                               7.3           7.3
Profit and loss account                              1,249.9       1,071.6
Shareholders' funds - equity                         1,387.9       1,209.6

Total liabilities                                   37,160.2      32,665.2


Assets under management                             51,992.6      41,919.8


                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                       Page 10
                   CONSOLIDATED CASHFLOW STATEMENT

                                                        2003          2002
                                                  (Unaudited)     (Audited)

                                                        GBPm          GBPm

Net cash inflow from operating                         845.8         106.1
activities (note 17)

Returns on investments and                             (86.9)        (68.4)
servicing of finance

Taxation                                               (96.0)        (91.4)

Capital expenditure and financial                     (419.5)       (199.9)
investment

Acquisitions and disposals                             217.0        (127.6)

Equity dividends paid                                  (87.6)        (74.1)

Net cash inflow/(outflow) before                       372.8        (455.3)
financing

Financing                                                  -         725.0

Increase in cash                                       372.8         269.7



          RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

                                                       2003          2002
                                                  (Unaudited)     (Audited)

                                                        GBPm          GBPm

Profit retained                                        178.3         146.3

Opening shareholders' funds                          1,209.6       1,063.3

Closing shareholders' funds                          1,387.9       1,209.6

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                       Page 11
                         NOTES TO THE RESULTS

1. Securitisation - Changes in Presentation

a) Interest payable on securitised bonds is deducted from interest receivable on securitised assets on the face of the Profit and Loss Account using linked presentation. In previous years the linked presentation was included within other income but has now been changed to be included within interest receivable. This change has no impact on total income or profit and results in a more appropriate disclosure of net interest income which is used in the calculation of interest margin and spread of the Group.

b) Northern Rock retains an interest ("seller's share") in assets subject to securitisation via a master trust. In previous years the retained interest was included in loans and advances not subject to securitisation. This treatment has been revised so as to include such assets within loans and advances subject to securitisation (see note
14). This change has no impact on total assets or total assets under management. The interest income received by Northern Rock in respect of the retained interest continues to be included within the Profit and Loss account heading "other interest receivable and similar income".


2. Total Income
                                                        2003          2002
                                                              (As Restated)
                                                        GBPm          GBPm

Net interest income                                    450.7         391.2
Other income                                           209.0         169.8
Total income                                           659.7         561.0

Mean total assets                                   34,912.7      29,537.3
Mean assets under management                        46,956.2      36,518.1

Total income : mean total assets                       1.89%         1.90%
Total income : mean assets under                       1.40%         1.54%
  management

3. Interest Spread and Margin
                                                        2003          2002
                                                        GBPm          GBPm

Interest receivable                                  2,153.8       1,832.1
Interest payable                                    (1,703.1)     (1,440.9)
Net interest income                                    450.7         391.2

Average balances
Interest earning assets                             46,435.1      36,035.5
Interest bearing liabilities                        45,570.6      35,207.6

Interest margin                                        0.97%         1.09%
Interest spread                                        0.90%         0.99%

Interest receivable and payable represent amounts reported in the Profit and Loss account, adjusted to transfer securitisation interest payable to interest payable, and include income from equity shares and other variable yield securities in interest receivable. Interest bearing assets and liabilities have been adjusted for securitised assets and non-recourse finance and interest bearing assets include equity shares and other variable yield securities.

Interest margin has been calculated by reference to average interest earning assets. Interest spread represents the difference between interest receivable as a % of average interest earning assets and interest payable as a % of average interest bearing liabilities. Average balances have been calculated on a monthly basis.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                       Page 12
4. Deferred Mortgage Incentive Costs

Analysis of the movement in the deferred mortgage incentive costs is set out in the following table:


                                                        2003          2002
                                                        GBPm          GBPm

Balance Sheet:
Opening balance                                        257.5         230.7

Acquisitions                                               -           1.5
Additions                                              327.1         263.0
Amortisation                                          (347.7)       (237.7)
Closing balance                                        236.9         257.5

Profit and Loss Account:
Amortisation                                           340.7         230.0
Current year immediate write off                         7.0           7.7
                                                       347.7         237.7
5. Other Income
                                                        2003          2002
                                                              (As Restated)
                                                        GBPm           GBPm

Commissions                                             67.8          71.2
Fees (net of service charges)                          106.0          79.4
Surplus on sale of credit card                           7.3           -
  portfolio
Others and subsidiaries                                 27.9          19.2
                                                       209.0         169.8

6. Operating Expenses

Operating expenses excluding the covenant to The Northern Rock
Foundation and amortisation of goodwill are as follows:


                                                        2003          2002
                                                        GBPm          GBPm

Staff costs                                            100.8          85.1
Other expenses                                          77.0          70.9
Depreciation                                            16.5          13.0
Total recurring expenses                               194.3         169.0
Non-recurring costs                                      5.6           2.3
Total operating expenses                               199.9         171.3

Non-recurring costs in 2003 represent costs incurred in relation to the closure of certain branches and in 2002 costs incurred on the acquisition of the banking subsidiaries of Legal & General.

The average number of persons employed by the Group was as follows:


                                                        2003          2002

Full time                                              3,448         3,020
Part time                                                952           792

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                      Page 13

7. Provisions for Losses on Loans and Advances

                                                        2003          2002
                                                        GBPm          GBPm

Provisions charge:
Specific
Secured on residential property                          4.1           2.3
Other secured                                            1.4           0.2
Unsecured                                               23.4          27.5
                                                        28.9          30.0

General
Secured on residential property                          9.5           3.6
Other secured                                            0.3          (1.3)
Unsecured                                               10.0          10.8
                                                        19.8          13.1

Total provision charge                                  48.7          43.1

% of mean advances to customers                        0.19%         0.19%

Provisions balance:
Specific
Secured on residential property                          3.1           2.7
Other secured                                            1.9           1.3
Unsecured                                               27.4          29.8
Total                                                   32.4          33.8

General
Secured on residential property                         31.7          22.2
Other secured                                            8.7           8.4
Unsecured                                               28.5          18.5
Total                                                   68.9          49.1

Total provision balance                                101.3          82.9

% of period end advances to                            0.36%         0.34%
customers

8. Residential Mortgage Arrears


                                  2003                       2002
                           Cases         % of        Cases         % of
                                        Total                     Total
                                    Mortgages                 Mortgages

3 - under 6 months         1,674        0.31%        1,946        0.40%

6 - under 12 months          634        0.12%          658        0.13%

12 months plus               106        0.02%          133        0.03%

Total                      2,414        0.45%        2,737        0.56%

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                      Page 14

9. Sale of Credit Card Portfolio

On 30 May 2003, the Group sold its credit card portfolio to The Co-operative Bank. The surplus on sale amounted to GBP7.3 million and is recorded in other income. The credit card portfolio comprised approximately 90,000 accounts with outstanding balances of GBP217 million. As part of the agreement Northern Rock will offer credit cards, issued by The Co-operative Bank, to Northern Rock customers under the Northern Rock brand.

10. Underlying Results

A reconciliation of reported and underlying profit before and after tax for 2003 is set out in the following table:

                                             Profit before  Profit after
                                                 tax GBPm      tax GBPm


Reported results (page 8)                            386.8         274.6
Adjustments:
Surplus on sale of credit card portfolio              (7.3)         (7.3)
(note 9)
Non-recurring costs (note 6)                           5.6           5.6
Covenant to The Northern Rock Foundation               0.1           0.1
Tax effect                                               -           0.5
Underlying result                                    385.2         273.5

11. Earnings per Share

Earnings per share figures based upon reported (basic) and underlying profit after tax are as follows:

                                                      2003          2002
Weighted average number of shares in issue          412.3m        413.5m

Basic EPS                                            66.6p         55.6p

Underlying EPS                                       66.3p         55.6p

The weighted average number of Ordinary Shares in issue has been determined after deducting shares held in trust for employee share schemes.

Fully diluted weighted average number of shares     415.9m        417.1m
in issue

Fully diluted basic EPS                              66.0p         55.1p

Underlying fully diluted EPS                         65.8p         55.1p

The fully diluted EPS figures are calculated using the weighted average number of Ordinary Shares in issue together with 3.6 million (2002 - 3.6 million) potentially dilutive Ordinary Shares resulting from options granted under employee share schemes.

Foundation Shares held by The Northern Rock Foundation have been excluded from the EPS calculations as they carry no rights to dividends. The Foundation Shares can convert into Ordinary Shares only under specified circumstances which are considered to be remote. If conversion were to take place the shares would rank for dividend but the covenant to The Foundation would cease.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                       Page 15
12. Mortgage Lending

The following analysis of mortgage lending is based on gross lending in each year.

                                                        2003        2002
                                                           %           %
Type of lending
Fixed rate (long term - over 2 years)                    10%         17%
Fixed rate (short term - up to and including 2           46%         38%
  years)
Discount                                                 14%          9%
Cashback                                                  1%          2%
"together"                                               25%         31%
HERM                                                      4%          3%

Type of customer
First time buyer                                         23%         26%
Next time buyer                                          37%         37%
Remortgage                                               40%         37%

Geographic spread
North                                                    15%         16%
Scotland                                                  9%          9%
Midlands                                                 24%         26%
South                                                    52%         49%

13. Loans and Advances to Customers
                                                        2003        2002
                                                            (As restated)
                                                       GBPm         GBPm

Advances secured on residential property            23,179.7    20,729.5
Advances secured on residential property            15,229.4     9,287.8
(subject to securitisation)
Total advances secured on residential               38,409.1    30,017.3
property

Other secured advances                                 939.5       742.6
Other secured advances (subject to                     449.3       553.4
securitisation)
Total other secured advances                         1,388.8     1,296.0

Unsecured loans                                      3,236.6     2,892.9

                                                    43,034.5    34,206.2

Less: non-recourse finance                         (14,832.4)   (9,254.6)

                                                    28,202.1    24,951.6


                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                      Page 16
14. Loans and Advances to Customers Subject to Securitisation

Securitised advances are subject to non-recourse finance arrangements. These loans have been purchased at par by special purpose securitisation companies from Northern Rock plc, and have been funded through the issue of mortgage-backed bonds. The balances of assets subject to securitisation and non-recourse finance at 31 December 2003 were as follows:

Securitisation                     Date of  Gross Assets     Non-  Subordinated
company                     securitisation   securitised recourse    loans owed
                                                          finance  to the Group
                                                    GBPm     GBPm          GBPm

Residential:
Granite Mortgages 99-1 plc      1 Oct 1999         158.9    150.7             -
Granite Mortgages 00-1 plc      1 Mar 2000         344.2    332.4             -
Granite Mortgages 00-2 plc    25 Sept 2000         663.0    639.8           9.4
Granite Mortgages 01-1 plc     26 Mar 2001       1,019.5    999.1           5.1
Granite Mortgages 01-2 plc    28 Sept 2001       1,114.4  1,098.0           9.5
Granite Mortgages 02-1 plc     20 Mar 2002       1,951.2  1,921.4          26.6
Granite Mortgages 02-2 plc    23 Sept 2002       2,335.1  2,322.0          24.7
Granite Mortgages 03-1 plc     27 Jan 2003       2,662.4  2,596.7          28.0
Granite Mortgages 03-2 plc     21 May 2003       2,345.5  2,305.1          23.2
Granite Mortgages 03-3 plc    24 Sept 2003       2,326.7  2,246.3          16.6
                                                14,920.9 14,611.5         143.1
Retained interest in Granite                       308.5        -             -
  Trustees Limited
Total residential                               15,229.4 14,611.5         143.1

Commercial:
Dolerite Funding No.1 plc     24 June 2002         396.5    371.8          19.8
Retained interest in Dolerite                       52.8        -             -
  Trustees Limited
Total commercial                                   449.3    371.8          19.8

Maximum extent of insurance cover                      -   (150.9)            -
provided by subsidiary
Total                                           15,678.7 14,832.4         162.9

No subordinated debt was issued by Granite Mortgages 01-1 plc to Northern Rock plc in relation to the funding of a first loss reserve fund. However, Granite Mortgages 01-1 plc's parent company retained GBP20 million from the proceeds of debt issuance to fund this reserve. This amount is repayable only after full repayment of the notes.

Interest income earned by Northern Rock in respect of the retained interest in Granite Trustees Limited and Dolerite Trustees Limited is recorded in the Profit and Loss Account within other interest receivable and similar income.

Northern Rock plc does not own directly, or indirectly, any of the share capital of any of the above securitisation companies. A summary Profit and Loss Account for the above securitisation companies is set out below:

                                                      2003          2002
                                                      GBPm          GBPm

Interest receivable                                  696.0         415.3
Interest payable                                    (538.3)       (323.7)
Fixed rate swaps payable to Northern Rock            (65.4)        (35.3)
Other swaps and interest payable to Northern         (34.7)        (18.5)
  Rock
Net interest receivable                               57.6          37.8
Other income                                           8.8           4.6
Administrative and other expenses payable to           0.2          (4.9)
  third parties
Administrative and other expenses payable to         (66.6)        (37.5)
  Northern Rock

Profit for the financial period                          -             -

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                     Page 17

15. Analysis of Customer Accounts
                                                     2003          2002
                                                     GBPm          GBPm

Branch accounts                                    2,437.2       2,175.5
Postal accounts                                    6,230.8       5,442.2
Internet accounts                                  2,891.4       2,214.7
Offshore accounts                                  2,405.9       2,385.1
Telephone accounts                                 1,339.8       1,935.4
Legal & General branded accounts                   1,037.7       1,183.2
Total retail balances                             16,342.8      15,336.1
Other customer accounts                            2,454.5       2,608.2

                                                  18,797.3      17,944.3

16. Capital Structure
                                                      2003          2002
                                                     GBPm          GBPm

Tier 1
Share capital                                        123.9         123.9
Share premium account                                  6.8           6.8
Capital redemption reserve                             7.3           7.3
Profit and loss account                            1,249.9       1,071.6
Reserve capital instruments                          274.8         242.7
Tier one notes                                       200.0         200.0
Goodwill                                             (30.7)        (34.3)
Total tier 1 capital                               1,832.0       1,618.0

Upper Tier 2
Perpetual subordinated debt                          350.3         350.3
Reserve capital instruments                           25.2          57.3
General provisions                                    75.4          54.2
Total upper tier 2 capital                           450.9         461.8

Lower Tier 2
Term subordinated debt                               769.2         769.2
Total tier 2 capital                               1,220.1       1,231.0

Deductions                                          (237.9)       (170.3)

Total capital                                      2,814.2       2,678.7

Risk weighted assets                              19,690.5      17,248.3

Tier 1 ratio (%)                                      9.3%          9.4%
Total capital (%)                                    14.3%         15.5%

The above capital table has been restated to record the impact of the Group's securitisation programmes in accordance with regulatory capital calculations. Previously, securitisation programmes were included using amounts determined under linked presentation used for preparation of the Group balance sheet.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                      Page 18

17. Reconciliation of Operating Profit to Net Operating Cash Inflows

                                                     2003          2002
                                                     GBPm          GBPm

Operating Profit                                    386.8         326.2

Decrease/(increase) in prepayments                   37.9        (100.0)
and accrued income

Increase/(decrease) in accruals                      28.1         (18.4)
and deferred income

Provision for bad and doubtful                       48.7          43.1
debts

Loans and advances written off net                  (30.3)        (25.9)
of recoveries

Depreciation and amortisation                        20.1          14.5


Interest on subordinated                             62.0          51.3
liabilities

Interest on reserve capital                          17.3          18.3
instruments

Interest on tier one notes                           11.4           4.3

Other non-cash movements                             18.0          23.6

Net cash inflow from trading                        600.0         337.0
activities

Net increase in loans and advances               (9,631.9)     (8,373.3)
to banks and customers

Net increase in deposits by banks                 1,147.7         602.3
and customer accounts

Net increase in debt securities in                8,794.5       7,449.6
issue

Net increase in other assets                         (1.0)        (68.6)

Net (decrease)/increase in other                    (63.5)        159.1
liabilities

Net cash inflow from operating                      845.8         106.1
activities

18. Dividends


Ex dividend date                    28 April 2004
Record date                         30 April 2004
Payment date                        28 May 2004

19.  Basis of Preparation

Other than the changes in presentation set out in note 1, accounting policies and methods remain unchanged from those used in the preparation of the 2002 annual accounts.

                  NORTHERN ROCK GROUP ANNUAL RESULTS
                                                                      Page 19

20. Other Information

The information in this announcement is unaudited and does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. The statutory accounts of Northern Rock plc for the year ended 31 December 2002 have been filed with the Registrar of Companies in England and Wales. The auditors' report on these accounts was unqualified and did not include a statement under section 237(2) or
(3) of the Act.

A summary of this report will appear as an advertisement in the Financial Times, The Times, The Daily Telegraph, The Scotsman and The Newcastle Journal on 29 January 2004.

This report is also available on the Northern Rock website www.northernrock.co.uk from 8.30 am on 28 January 2004.

A presentation of the results will be given by directors on the morning of the results announcement. A web cast of the presentation will be available on the Northern Rock website from 3.00 pm on 28 January
2004.

21. Interim Results

It is intended that Northern Rock's 2004 Interim Results will be announced on 20 July 2004.

22. Contacts

City Contacts                                             Press Contacts

Bob Bennett                                               Tony Armstrong
Group Finance Director                   Director of Corporate Relations
0191 279 4366                                              0191 279 4676

David Noble                                                    Ron Stout
Director of Institutional Relations                           PR Manager
0191 279 4999                                              0191 279 4676

Richard Moorin                                          James Murgatroyd
Investor Relations Manager                              Finsbury Limited
0191 279 4093                                              020 7251 3801

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to certain of the plans of Northern Rock, its current goals and expectations relating to its future financial condition and performance. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Northern Rock's actual future results may differ materially from the results expressed or implied in these forward-looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, market related risks such as interest rates and exchange rates, delays in implementing proposals, unexpected difficulties with computer systems, unexpected changes to regulation, changes in customer preferences, competition and other factors. Please refer to the most recently filed Annual Report on Form 20-F of Northern Rock filed with the US Securities and Exchange Commission for a discussion of such factors.

                        SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                              Northern Rock plc
                                (Registrant)



Date: 28th January 2004         By:____J Shipley_____

                                Name:       J Shipley
                                Title:      Assistant Company Secretary